Mail Stop 0408


								July 21, 2006






Mr. Cecil A. Brooks
Cornerstone Ministries Investments, Inc.
2450 Atlanta Highway, Suite 904
Cummings, Georgia 30040


Re: 	Cornerstone Ministries Investments, Inc.
      Amendment Number Three to Registration Statement on Form SB-
2
      File No. 333-131861
      Filed June 15, 2006


Dear Mr. Brooks:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





General

1. As we have discussed, we continue to consider the issues posed by your failure to qualify a trustee for prior offerings. Please identify the respective indenture and the registration statement that relates to each of the following securities:
* Series G debt;
* Series F debt; and
* Series C debt.
If any of the indentures were from a prior registration statement, please provide your analysis as to whether or not the related offering constituted a delayed offering. Please advise as to whether each indenture was qualified prior to or at effectiveness of the related registration statement.




      * * * * * * * * * * * * *



As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
       You may contact Donald A. Walker, Jr., Assistant Chief Accountant, at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at
(202)
551-3448 with any other questions.




						Sincerely,



						Mark Webb
						Legal Branch Chief



cc. 	Michael K. Marshall, Jr., Esquire
      Miller & Martin PLLC
      1170 Peachtree Street, N.E.
      Suite 800
      Atlanta, Georgia 30309-7649




Mr. Cecil A. Brooks
Cornerstone Ministries Investments, Inc.
July 21, 2006
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